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                                November 27, 2023

       Timothy Pickett
       Chief Executive Officer
       Kindly MD, Inc.
       230 W 400 South
       Suite 201
       Salt Lake City, UT 84104

                                                        Re: Kindly MD, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed November 20,
2023
                                                            File No. 333-274606

       Dear Timothy Pickett:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 23, 2023 letter.

       Form S-1/A filed November 20, 2023

       Revenue, page 38

   1. You disclose here that you "expect net sales to increase as the opioid and prescription medication management
side of the business have a favorable impact on net sales through the remainder of 2023
and into 2024" but other disclosures appear to indicate that revenue from opioid and
medication management treatments have been immaterial. Please clarify your disclosure by
quantifying the amount of revenue in each period recognized from each of the revenue streams
disclosed on pages 30-32.
       Note 8, page F-23

   2. Please disclose the maturity date, stated interest rate, collateral and/or security provisions, and any other material
terms of the loan payable to Wade Rivers.
 Timothy Pickett
Kindly MD, Inc.
November 27, 2023
Page 2

       Please contact Julie Sherman at 202-551-3640 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Conlon Danberg at 202-551-4466 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                         Sincerely,

FirstName LastNameTimothy Pickett                        Division of
Corporation Finance
                                                         Office of Industrial
Applications and
Comapany NameKindly MD, Inc.
                                                         Services
November 27, 2023 Page 2
cc:       Callie Tempest Jones, Esq.
FirstName LastName